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                             September 1, 2022

       Bangxin Zhang
       Chief Executive Officer
       TAL Education Group
       15/F, Danling SOHO
       6 Danling Street, Haidian District
       Beijing 100080
       People   s Republic of China

                                                        Re: TAL Education Group
                                                            Form 20-F for the
Fiscal Year Ended February 28, 2022
                                                            Response dated May
31, 2022
                                                            File No. 001-34900

       Dear Mr. Zhang:

              We have reviewed your May 31, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       May 17, 2022 letter.

       Form 20-F for the Fiscal Year Ended February 28, 2022

       Item 3. Key Information
       The Holding Foreign Companies Accountable Act, page 6

   1. When discussing the Holding Foreign Companies Accountable Act, in future filings please update your
disclosure throughout your filing to discuss the fact that on August 26,
                                                        2022, the Public
Company Accounting Oversight Board (PCAOB) signed a Statement of
                                                        Protocol with the China
Securities Regulatory Commission and the Ministry of Finance of
                                                        the People's Republic
of China, taking the first step toward opening access for the
                                                        PCAOB to inspect and
investigate registered public accounting firms headquartered in mainland China and Hong
Kong.
 Bangxin Zhang
TAL Education Group
September 1, 2022
Page 2


Permissions Required from the PRC Authorities for Our Operations, page 6

2. We note your response to comment 3. Your disclosure does not appear to discuss the basis of your conclusion that you are not required to obtain permissions from or complete filings with the China Securities Regulatory Commission in connection with any offering of securities to foreign investors, as your reference to PRC counsel appears to be in connection with CAC permissions or approvals. Revise to clarify.
Notes the Consolidated Financial Statements
Organization and Principal Activities, page F-12

3. Please explain your consideration of whether the cessation of your K9 Academic AST
         Services should be reported as a discontinued operation. Refer to ASC 205-20-45-1.
General

4. We note your response to comment 8, the referenced Form 6-Ks and the applicable disclosure in this annual report. Specifically, we note your disclosure that:

                The company ceased offering K9 Academic AST Services in mainland China by the end of December 2021;
                Such cessation has had a significant negative impact on the company's financial performance for the fiscal year ended February 28, 2022;
                Revenues from offering K9 Academic AST Services accounted for a substantial majority of the company's total revenues prior to such cessation; and
                Ceasing K9 Academic AST Services is expected to have a significant negative impact on the company's financial performance for the fiscal year ending February
              28, 2023 and subsequent periods.

       Please amend your annual report to specifically discuss and, to the extent
       possible, quantify the significant negative impacts. In this regard, please quantify the portion of the company's historic revenues that will be impacted by the cessation of offering K9 Academic AST Services. We also note that certain other information
       (impacts on property and equipment, intangible assets, goodwill, operating lease right-of-
       use, etc.) is contained in the company's audited financial statement footnotes but such information should be consolidated and presented in the forepart of Item 3 along with the other China-based company disclosure and elsewhere as applicable. The significant
FirstName LastNameBangxin Zhang
       negative impacts should be presented in such a manner to allow investors to fully
Comapany    NameTAL
       understand        Education
                     the negative   Groupcessation will have on the company's
business, operations
                                  impacts
       and financial
September              performance.
            1, 2022 Page   2
FirstName LastName
 Bangxin Zhang
FirstName LastNameBangxin   Zhang
TAL Education  Group
Comapany 1,
September NameTAL
             2022    Education Group
September
Page 3    1, 2022 Page 3
FirstName LastName
       You may contact Scott Stringer at 202-551-3272 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Mara Ransom at 202-551-3264 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services